UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NETSCOUT SYSTEMS, INC.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

64115T104
 (CUSIP Number)

January 10, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 64115T104	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TURTLE CREEK EQUITY FUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

NetScout Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

310 Littleton Road, Westford, MA 01886

Item 2(a).	Name of Person Filing

This Schedule 13G/A is being filed by Turtle Creek Equity Fund (“TCEF”) solely to disclose that in light of and giving effect to the terms of TCEF’s governing documents, TCEF does not have or share, and has never had or shared, voting or dispositive power with respect to shares of NetScout Systems, Inc. that may be held for the benefit of TCEF’s unit holders. The Schedule 13G filed on TCEF’s behalf on January 19, 2018 was filed in error.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

64115T104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See Item 9 on the cover pages hereto and Item 2(a) above.

Item 4(b)	Percent of Class:

See Item 11 on the cover pages hereto and Item 2(a) above.

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Item 5 on the cover pages hereto and Item 2(a)

(ii)	Shared power to vote or direct the vote:

See Item 6 on the cover pages hereto and Item 2(a)

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 on the cover pages hereto and Item 2(a)

(iv)	Shared power to dispose or direct the disposition of:

See Item 8 on the cover pages hereto and Item 2(a)

Item 5.	Ownership of Five Percent or Less of a Class:

See disclosure in Item 2(a) hereof.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

TURTLE CREEK EQUITY FUND

By:	Turtle Creek Asset Management, Inc.,investment adviser

By:	/s/ Lisa Shostack
Name: Lisa Shostack
Title: General Counsel